SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                 Hayes Wheels International, Inc.
                 --------------------------------
                         (Name of Issuer)


                   Common Stock, $.01 par value
                   ----------------------------
                  (Title of Class of Securities)


                            421124-10-8
                            -----------
                          (CUSIP Number)


    Dr. Wienand Meilicke                  William A. Groll
     Meilicke & Partner          Cleary, Gottlieb, Steen & Hamilton
   Poppelsdorfer Allee 106               One Liberty Plaza
         53115 Bonn                   New York, New York 10006
 Federal Republic of Germany               (212) 225-2000
     011-49-228-72543-0


           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          August 20, 1997
                          ---------------
                   (Date of Event which Requires
                     Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule
               because of Rule 13d-1(b)(3) or (4),
                  check the following box [ ].

                        Page 1 of 13 Pages
                 Exhibit Index Appears on Page 11

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Horst Kukwa-Lemmerz
----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
----------------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           1,750,000
SHARES          ------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              1,750,000
WITH            ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,750,000
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 2 of 13 Pages

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Renate Kukwa-Lemmerz
----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
----------------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           25,000
SHARES          ------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              25,000
WITH            ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,000
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 3 of 13 Pages

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Inge Kruger-Pressl
----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
----------------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           25,000
SHARES          ------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              25,000
WITH            ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,000
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.1%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN


                       Page 4 of 13 Pages

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marianne Lemmerz
----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
----------------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           3,200,000
SHARES          ------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              3,200,000
WITH            ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,200,000
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.9%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 5 of 13 Pages

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    H.K.L., L.L.C.
----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ x ]
----------------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]
----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           0
SHARES          ------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            ------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              0
WITH            ------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
                                                              ---
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                       Page 6 of 13 Pages

           This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on August 4, 1997 (the "Schedule 13D") by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz and H.K.L., L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock"), of Hayes Wheels International, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D. Only those Items that are amended or supplemented are reported herein.

Item 4.  Purpose of Transaction.

           The Issuer exercised its right under the Option Agreement, previously described in the Schedule 13D, to require both of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl to sell the aggregate
1,628,800 shares of Common Stock subject to the Option Agreement.
As required by such exercise, on August 20, 1997, Mrs.
Kukwa-Lemmerz and Mrs. Kruger-Pressl entered into a U.S. Purchase Agreement (the "U.S. Purchase Agreement") with Merrill Lynch &
Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Goldman Sachs & Co. (the "U.S.
Underwriters") and an International Purchase Agreement (the "International Purchase Agreement" and, collectively with the U.S. Purchase Agreement, the "Underwriting Agreements") with
Merrill Lynch International, Merrill Lynch, Pierce, Fenner &
Smith Incorporated, Bear, Stearns International Limited and
Goldman Sachs International (collectively, with the U.S. Underwriters, the "Underwriters"). Pursuant to the Underwriting Agreements and the Option Agreement each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl sold the 814,400 shares of Common Stock subject to the Option Agreement at a price of $30.00 per share as part of the Issuer's public offering of shares of Common Stock.
The closing of the sale occurred on August 26, 1997. A copy of the forms of Underwriting Agreements are Exhibits 10 and 11 hereto and the description of the provisions thereof contained in this Amendment is qualified in its entirety by reference to such forms, which are incorporated herein by this reference.

           In connection with the Issuer's offering, each of the Lemmerz Stockholders was requested to, and on August 20, 1997 did, enter into a letter agreement with the Underwriters (a "Lock-Up Agreement") pursuant to which such Lemmerz Stockholder agreed, during the period from the date of the prospectuses relating to the offering to the date which is 120 days thereafter, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (other than, in the case of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl, the 1,628,800 shares of Common Stock sold pursuant to the Underwriting Agreements or, in the case of the Lemmerz Stockholders, any shares of Common Stock issued upon conversion of the shares of Preferred Stock). A copy of the form of Lock-Up Agreement is Exhibit 12 hereto and the description of the provisions thereof contained in this Amendment is qualified in its entirety by reference to such form, which is incorporated herein by this reference.

           Each Lemmerz Stockholder intends to continue to review his or her investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common


                       Page 7 of 13 Pages

Stock, other general economic, market and investment conditions and options available to such Reporting Person, may determine, individually or jointly, to acquire through open market purchases or otherwise additional shares of Common Stock (in addition to those anticipated to be acquired upon conversion of the Preferred Stock), or may determine, individually or jointly, to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the Stockholders Agreement.

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) To the best knowledge of the Reporting Persons, there are 24,382,194 shares of Common Stock outstanding (as described in the Issuer's Prospectus relating to the offering filed with the Commission on August 21, 1997, after giving effect to the issuance and sale of 2,000,000 shares of Common Stock in the offering by the Company and the issuance of 150,702 shares of Common Stock upon exercise of options held by another stockholder selling such shares in the offering).

           The Reporting Persons have learned that the Issuer plans to hold its Annual Meeting on October 22, 1997, at which it is anticipated a vote of stockholders will be taken to approve the issuance of Common Stock to the Lemmerz Stockholders upon conversion of their Preferred Stock. In light of the proxies held by Mr. Kukwa-Lemmerz to vote in favor of such issuance at such Annual Meeting, it now appears that the Preferred Stock is convertible into Common Stock within 60 days from the date of this Amendment. Accordingly, the Reporting Persons may be deemed currently to beneficially own the shares of Common Stock into which the Preferred Stock will be converted, as provided by Rule 13d-3(d)(1) promulgated by the Commission under the Exchange Act. As a result, the Reporting Persons beneficially own the following percentage of the Common Stock issued and outstanding (giving effect to the simultaneous conversion of all 5,000,000 shares of Preferred Stock, as would occur under the Certificate of Designations): Mr. Kukwa-Lemmerz, 6.0%; Mrs. Kukwa-Lemmerz, 0.1%; Mrs. Kruger-Pressl, 0.1%; Mrs. Lemmerz, 10.9%; and HKL, 0.0%. If the Reporting Persons were deemed to be a group, or if Mr. Kukwa-Lemmerz were deemed to share beneficial ownership of the shares held by his wife, Mrs. Kruger-Pressl and Mrs. Lemmerz, all of which are expressly disclaimed, then the Reporting Persons or Mr. Kukwa-Lemmerz would be deemed to own approximately 17.0% of the Common Stock issued and outstanding. Subject to the limitations of the agreements described in the Schedule 13D, each of the Lemmerz Stockholders has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by him or her.

           (c) As described above, on August 20, 1997, each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl sold 814,400 shares of Common Stock at a price of $30.00 per share in connection with the Issuer's public offering of Common Stock, which sale was consummated on August 26, 1997.

           (d) and (e)    Not applicable.


                       Page 8 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           As described above, Mrs. Kukwa-Lemmerz and Mrs.
Kruger-Pressl are parties to the Underwriting Agreements and the Lemmerz Stockholders are each party to a Lock-Up Agreement.

Item 7.  Material to be Filed as Exhibits.

  Exhibit 10 - Form of U.S. Purchase Agreement.  [Incorporated
               by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-3 of the Issuer dated August 18, 1997.]

  Exhibit 11 - Form of International Purchase Agreement.
               [Incorporated by reference to Exhibit 1.2 to Amendment No. 2 to the Registration Statement on
               Form S-3 of the Issuer dated August 18, 1997.]

  Exhibit 12 - Form of Lock-Up Agreement.


                       Page 9 of 13 Pages

                             SIGNATURE

After reasonable inquiry and the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.



Dated:  August 26, 1997
      -------------------


/s/ Horst Kukwa-Lemmerz               /s/ Horst Kukwa-Lemmerz
-------------------------             --------------------------
Horst Kukwa-Lemmerz                   Inge Kruger-Pressl
                                      By: Horst Kukwa-Lemmerz,
                                          Attorney-in-Fact

/s/ Horst Kukwa-Lemmerz               /s/ Horst Kukwa-Lemmerz
-------------------------             --------------------------
Renate Kukwa-Lemmerz                  Marianne Lemmerz
By: Horst Kukwa-Lemmerz,              By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact                      Attorney-in-Fact

                                      H.K.L., L.L.C.


                                      /s/ Horst Kukwa-Lemmerz
                                      --------------------------
                                      By: Horst Kukwa-Lemmerz



                       Page 10 of 13 Pages

                           EXHIBIT INDEX

Exhibit                                                        Page
Number    Description                                         Number
------    -----------                                         ------

1         The Joint Filing Agreement, dated August 1,            *
          1997, among the Reporting Persons.

2         Power of Attorney.                                     *

3 The Purchase Agreement. [Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

4         The Option Agreement.                                  *

5 The Stockholders Agreement. [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

6 The Certificate of Designations. [Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

7         Form of Proxy.                                         *

8         Consulting Agreement between the Issuer and
          Mr. Kukwa-Lemmerz. [Incorporated by reference to
          Exhibit 10.2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

9         Consulting Agreement between the Issuer and HKL.
          [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated
          June 6, 1997.]

10 The U.S. Purchase Agreement. [Incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-3 of the Issuer dated August 18, 1997.]

11 The International Purchase Agreement. [Incorporated by reference to Exhibit 1.2 to Amendment No. 2 to the Registration Statement on Form S-3 of the Issuer dated August 18, 1997.]

12        Form of Lock-Up Agreement.                            12

-------------

*  Previously filed.

                       Page 11 of 13 Pages